Press Release

FOR IMMEDIATE RELEASE

Tweeter Home Entertainment Group Reports Results for Its Third Fiscal Quarter Ended June 30, 2005

CANTON, MA, July 29, 2005 — Tweeter Home Entertainment Group, Inc. (NASDAQ: TWTR) announced its earnings results for the third fiscal quarter ended June 30, 2005.

For the third quarter ended June 30, 2005, total revenue from continuing operations increased 2% to $167 million from $163 million in the same period last year. In its second quarter earnings press release, the company announced its decision to close 19 underperforming stores. As of this press release, 18 store closings have been completed, with one store remaining to be closed.

Thirteen of the closed stores were in markets where Tweeter will have a continuing presence, and accordingly, the results of their operations are included in continuing operations. The closing of these thirteen stores resulted in restructuring charges of $16.9 million, including $5.9 million of non-cash charges. The restructuring charges include impairment of leasehold improvements, lease termination expenses, professional fees, and severance expense. The quarterly and year-to-date operating losses from these stores are excluded from the restructuring charges. The remaining six closed stores were in single-store markets and were accounted for as discontinued operations. Excluding the impact of the nineteen closed stores, comparable store revenue decreased 3.8%, while gross margin improved by 110 basis points. The operating loss from closing stores totaled $4.1 million. The store closings resulted in a 5% reduction of Tweeter’s total workforce.

Loss per share from continuing operations was $1.00, compared to a loss per share from continuing operations of $0.23 last year. Excluding the restructuring charges, loss per share from continuing operations was $0.31.

Operating loss from continuing operations for the quarter was $33.9 million, or 20.3% of total revenue. Excluding the restructuring charges, operating loss from continuing operations would have been $17.0 million, or 10.2% of total revenue, compared to $8.7 million, or 5.4% of total revenue, in the third quarter last year. Selling expenses increased about 240 basis points, gross profit decreased about 130 basis points and corporate, general and administrative expenses increased about 120 basis points.

Corporate, general, and administrative expenses for the quarter increased $2.2 million, primarily due to Sarbanes-Oxley costs and systems conversion expenses.

Net loss from continuing operations was $24.5 million, which includes restructuring charges of $16.9 million related to the store closings. This compares to net loss from continuing operations of $5.6 million last year.

CEO Joe McGuire said, “In our third quarter, we carried out the difficult process of closing underperforming stores. Combining their operating losses and restructuring charges, these stores accounted for more than $28 million of our operating losses in this quarter. These stores, which represented 11% of our fleet, accounted for only 4.7% of our revenue. We have streamlined and upgraded our fleet, and we can now focus our resources and management attention on improving its performance.”

“On July 26, we announced an amendment of our credit facility, which increased our liquidity by over $15 million while reducing our cost of credit. We view the increase in availability and the reduction in interest rate on the primary line as key indications of support for our business strategy,” continued McGuire.

On May 4, 2005, Tweeter sold a portion of its holdings in Tivoli Audio, LLC for $10.3 million. “Our strategic investment in Tivoli has proven to be a sound decision,” McGuire stated, adding, “We were able to use the proceeds to carry out our store closing plan, and we still retain a significant equity interest in this promising company.”

“Our cash conversion cycle continues to improve, as we finished the quarter at 76 days compared to 83 days last year. Inventory was down approximately $11 million from a year ago to $102 million, and long-term debt was $38 million, down slightly from last year despite our spending to terminate store leases and carry out the rest of our restructuring plan,” continued McGuire.

McGuire concluded, “We’re very heartened by changes we observed in pricing and volume trends this quarter. For the first time, unit lift exceeded ASP decline for flat-panel TV’s. While ASP’s declined more than 20%, volume was up more than 50% compared to a year ago. The only product category that disappointed us was mobile electronics, which fell more than 15% from last year.”

There will be a conference call to discuss this release at 10:30 AM EDT today. A live webcast of the call will be available. To access the webcast, logon at www.streetevents.com or from the Company’s investor relations website at www.twtr.com. There will be a brief presentation by Tweeter Home Entertainment Group management, followed by a Q&A session with institutional owners. The conference call will be available for playback within 24 hours after the conclusion of the conference call.

About Tweeter
Tweeter Home Entertainment Group, Inc. (Nasdaq: TWTR) was founded in 1972 by current Chairman Sandy Bloomberg. Based in Canton, Massachusetts, the company is a national specialty consumer electronics retailer, providing entertaining consumer electronics solutions.

The company’s fiscal 2004 revenues were $778 million. Tweeter has been named a “Consumer Electronics Retailer of the Year” by Audio-Video International every year since 1979. Tweeter Home Entertainment Group, Inc. now operates 160 stores under the Tweeter, hifi buys, Sound Advice, Showcase Home Entertainment and Hillcrest High Fidelity names in the New England, Las Vegas, Texas, Southern California, Mid-Atlantic, Chicago, Southeast, Florida and Phoenix markets. The company employs more than 3,400 associates.

Further information on the Tweeter Home Entertainment Group can be found on the company’s website at www.tweeter.com.

Tweeter Home Entertainment Group, Inc. and Subsidiaries
Consolidated Statements of Operations
	(In thousands except share and per share amounts)

	(Unaudited)

	Three Months Ended		Nine Months Ended

	June 30,		June 30,

	2004	2005	2004	2005

Total revenue	$162,895	$166,577	$591,948	$606,840

Cost of sales	98,948	103,278	362,183	365,348

Gross profit	63,947	63,299	229,765	241,492

Selling expenses	59,566	64,959	194,168	217,252

Corporate, general and administrative expenses	12,918	15,153	35,991	38,260

Goodwill	170	170	510	510

Non-cash compensation	19	1	5,298	76

Restructuring charges	—	16,868	—	16,868

Loss from continuing operations	(8,726)	(33,852)	(6,202)	(31,474)

Interest expense, net	(832)	(780)	(1,813)	(1,994)

Gain on sale of equity investment	—	9,869	—	9,869

Loss from continuing operations before income taxes	(9,558)	(24,763)	(8,015)	(23,599)

Income tax (benefit) expense	(3,823)	—	(3,206)	22,114

Loss from continuing operations before equity investments	(5,735)	(24,763)	(4,809)	(45,713)

Income from equity investment, net of tax	101	248	374	733

Net loss from continuing operations	(5,634)	(24,515)	(4,435)	(44,980)

Discontinued operations:

Pre-tax loss from discontinued operations	(845)	(7,430)	(1,925)	(9,383)

Income tax benefit	(338)	—	(770)	—

Loss from discontinued operations	(507)	(7,430)	(1,155)	(9,383)

Net loss	$(6,141)	$(31,945)	$(5,590)	$(54,363)

Basic and diluted loss per common share

Loss from continuing operations	$(0.23)	$(1.00)	$(0.18)	$(1.84)

Loss from discontinued operations	(0.02)	(0.30)	(0.05)	(0.38)

Net loss per common share	$(0.25)	$(1.30)	$(0.23)	$(2.22)

Weighted average shares outstanding

Basic	24,220,419	24,600,731	24,082,977	24,538,937

Diluted	24,220,419	24,600,731	24,082,977	24,538,937

Tweeter Home Entertainment Group, Inc. and Subsidiaries
Consolidated Balance Sheets
(In thousands)
	September 30,	June 30,
	2004	2005
		(unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,801	$1,425
Accounts receivable, net	17,796	23,781
Inventory	106,563	102,410
Other current assets	24,821	19,854

Total current assets	151,981	147,470
PROPERTY AND EQUIPMENT, NET	124,864	118,753
LONG-TERM INVESTMENTS	2,304	1,767
OTHER ASSETS, NET	15,933	1,623
GOODWILL / INTANGIBLES, NET	6,132	5,988

TOTAL	$301,214	$275,601

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$3,184	$15,930
Current portion of deferred revenue	518	485
Accounts payable, accrued expenses	91,989	99,118
and other current liabilities	—	—
Total current liabilities	95,691	115,533

LONG-TERM DEBT	35,002	38,180
OTHER LONG-TERM LIABILITIES	14,102	19,130

Total liabilities	144,795	172,843

STOCKHOLDERS EQUITY	156,419	102,758

TOTAL	$301,214	$275,601

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For further information, contact Kate MacKinnon at 781 830 3324, fax 781 830 3223 or email at
kmackinnon@twtr.com.

# # # # # #

Certain statements and financial projections contained in this press release, including, without limitation, statements containing the words “expects,” “anticipates,” “believes,” “plans,” and words of similar import, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements and projections are subject to various risks and uncertainties including the risk that Tweeter may not improve the performance of its fleet, risks associated with management of growth, risks of economic downturns generally, and in Tweeter’s industry specifically, risks associated with competitive pricing pressure and seasonal fluctuations, risks associated with the potential failure by Tweeter to anticipate and react to changes in consumer demand and preferences, risks associated with Tweeter’s dependence on key personnel, risks associated with obtaining financing for Tweeter’s business model, and risks referred to in Tweeter’s Annual Report on Form 10-K filed on December 14, 2004 (copies of which may be accessed through the SEC’s web site at http://www.sec.gov), and its other filings with the SEC, that could cause actual future results and events to differ materially from those currently anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements and financial projections.

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